Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David D. HARRISON
Date of last notice	2 June 2008

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in CHESS Units of Foreign Securities (CUFS) over James Hardie Industries N.V. shares held in the form of American Depository Receipts (ADRs). The registered holder is the Bank of New York and they hold in the name of David D. Harrison.
Date of change	17 December 2008
No. of securities held prior to change	1,000 ADRs, equivalent to a holding of 5,000 CUFS, held on account for the Director.
Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to five CUFS.
Number acquired	1,000 ADRs, equivalent to a holding of 5,000 CUFS.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$13,656

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	Indirect interest in CUFS held in the form of 2,000 ADRs, equivalent to a holding of 10,000 CUFS, held on account for the Director.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On—market trade on the NYSE.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change	Not applicable
Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration	Not applicable
Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change	Not applicable

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2